EXHIBIT 99.2

RADVISION Receives Frost & Sullivan 2010 Best Practice Award

Frost & Sullivan China Recognizes RADVISION for Outstanding Innovation in the Field of Video Technology

Press Release
Source: RADVISION
On Tuesday December 14, 2010, 8:00 am EST

TEL AVIV, Israel--(BUSINESS WIRE)-- RADVISION® Ltd. (Nasdaq:RVSN - News), a leading technology and end-to-end solution provider for unified visual communications including video network infrastructure, developer tools and high definition (HD) room, desktop and mobile video conferencing systems, today announced that it has been selected by industry analyst Frost & Sullivan for the Frost & Sullivan China Best Practice Award – 2010 Excellence in Video Technology Innovation of the Year in recognition of the Company’s “remarkable efforts and innovative contribution in the video technology field.”

Each year, Frost & Sullivan presents this award to the company that has carried out new research, which has resulted in innovations that have or are expected to bring significant contributions to the industry in terms of adoption, change, and competitive posture. This award recognizes the quality and depth of RADVISION’s research and development program, as well as the vision and risk-taking that enabled it to undertake such an endeavor.

“RADVISION’s continuous investment in research and development is a key factor to its innovations in technology and solutions that drive its business,” said Simon Yang, industry analyst at Frost & Sullivan. “Based on their deep understanding of clients’ needs and market trends, RADVISION has been engaged in developing video technology in 3G and IP networks, and is a leading provider in the visual communication and unified communication industries. Its SCOPIA series and other high-end products and applications can successfully utilize video technology in unified communications and facilitate enterprises with a seamless communications platform, which makes RADVISION’s brand a highlight in the market.”

RADVISION noted that its long-term investment and research in video technology has successfully helped enterprises and service providers build efficient video communication networks, and is removing barriers to the development of unified video communication, thereby promoting the advancement of video technology. RADVISION introduced several technology innovations in 2010 including the following examples:

•	SCOPIA XT1000 HD Video Conferencing Room System – with dual 1080p video and embedded 9-participant multi-party conferencing MCU at a market leading price point.

•	SCOPIA Control – the first Apple® iPad™ application for control of video conferencing room systems.

•
SCOPIA Mobile V2 – the first mobile conferencing application for the Apple iPhone® and iPad to support H.239 data collaboration for connectivity with standards-based video conferencing and telepresence systems.

•	SCOPIA Elite MCU Telepresence Interoperability – offering the most interoperable, multi-vendor, multi-stream telepresence conferencing solution in the market.

•	SCOPIA XT1000 SMB Solution – providing an all inclusive HD video conferencing room system, with integrated desktop conferencing and high-capacity multi-party MCU ideal for the SMB market.

•	SCOPIA Unified Communications Gateway for Microsoft® Lync™ – connecting Microsoft Lync users with standards-based video conferencing and telepresence systems.

In China, under the government’s policies promoting tri-network integration (the combination of the telecommunication network, the cable TV network, and the Internet) and Internet of Things (IOT), video technology is a recent hotspot. According to Frost & Sullivan’s research, which includes analysis of policy along with market and technology drivers, the video conferencing market is estimated to continue its high speed of development with a CAGR of 25.4%.

“We are very proud of the accomplishments RADVISION has attained in China and throughout the Asia Pacific region,” said Eitan Livne, General Manager, RADVISION Asia Pacific. “This award from Frost and Sullivan is important recognition of the Company’s efforts. With our end-to-end full solution portfolio, we are very optimistic about our continued growth and success in the market.”

All product and company names herein may be trademarks of their registered owners.

About RADVISION

RADVISION (Nasdaq:RVSN - News) is the industry’s leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless – for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

RADVISION
Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Robert Romano, +1 512-328-4617
VP Enterprise Marketing
pr@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net